

November 29, 2012

Via E-mail
Masatoshi Takahama
Chief Executive Officer
Kinbasha Gaming International, Inc.
200 N. Westlake Boulevard, Suite 204
Westlake Village, CA 91362

> **Re: Kinbasha Gaming International, Inc.**
> **Amendment No. 2 to Form 10-12G**
> **Filed November 14, 2012**
> **File No. 000-54784**

Dear Mr. Takahama:

We have reviewed your response to our letter dated November 2, 2012 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Financial Condition, Liquidity and Sources of Capital

Debt in Default, page 18

1. We note that you have filed a Loan Agreement with the Bank of Tokyo - Mitsubishi UFJ entered on February 25, 2004. We further note that the above-referenced loan agreement appears to be different from the purchase loan agreement with the Bank of Tokyo - Mitsubishi UFJ described on page 18. Please revise your registration statement to disclose the material terms of such material contract.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

2. We note from your response to prior comment 9 that the prize wholesalers are unrelated to the third party "prize buyers" with whom a customer exchanges the special prizes for cash. However, we are still unclear as to the nature of the "special prize" and whether the special prize is initially included in inventory at acquisition cost similar to other gaming prizes. In this regard, we note your disclosure on page 7 that upon presentation of a winning receipt, the redemption counter offers the player a choice of credit towards retail goods sold by the store or a "special prize" that can be exchanged for money at a special prize exchange station located within close proximity to the pachinko store. Please clearly explain to us the nature of the "special prize" and how the prize is accounted for in your financial statements. As part of your response, please tell us how the "special prize" is valued at the time of acquisition and the time of redemption. Also, if there is any difference in how "special prizes" and other gaming prizes are accounted for, please revise the notes to the financial statements to disclose this difference in accounting.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Alan B. Spatz, Esq.
        TroyGould PC